AB 3/1

KH 3/4

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthStar Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield Drive, Suite 220
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Chaput (248) 290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210, Troy, MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11017631

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Kenneth Chaput, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Financial Partners, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CECILIA A. MOREY
NOTARY PUBLIC - MICHIGAN
MACOMB COUNTY
MY COMMISSION EXPIRES 08-14-2012
ACTING IN OAKLAND COUNTY

Signature

CFO

Title

Cecilia A. Morey

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2010

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2010

NorthStar Financial Partners, Inc.

Contents

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2010, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2010 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Group PLC
Certified Public Accountants

February 23, 2011

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

NorthStar Financial Partners, Inc.

Statement of Financial Condition

December 31,		2010
Assets		
Current Assets		
Cash	$	29,452
Deposit		25,047
Accounts receivable		103,614
Total Current Assets		158,113
Property and Equipment		
Furniture and fixtures		7,333
Computer equipment		6,120
		13,453
Less accumulated depreciation		8,668
Net Property and Equipment		4,785
Other Assets		1,050
Total Assets	$	163,948
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	6,018
Commissions payable		
Broker-dealer		19,897
Broker-dealer - related party		74,084
Total Current Liabilities		99,999
Stockholders' Equity		
Common stock, $35 par - 60,000 shares authorized 2,000 shares issued and outstanding		70,000
Additional paid-in capital		3,734
Retained deficit		(9,785)
Total Stockholders' Equity		63,949
Total Liabilities and Stockholders' Equity	$	163,948

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Income

Year Ended December 31,	**2010**
Revenue	
Commissions	$ 2,675,449
Interest	314
Total Revenue	2,675,763
Expenses	
Commissions and clearance fees	2,293,454
Salaries and employee benefits	194,747
Management fees	55,250
Rent	21,422
Administrative	12,455
Auto	16,560
Professional fees	36,111
Licenses and registrations	10,916
Utilities	8,565
Research	5,220
Computer	12,910
Dues and subscriptions	4,538
Travel and entertainment	6,795
Office supplies	3,927
Taxes, other	235
Printing and reproduction	622
Depreciation	1,396
Postage and delivery	985
Network consulting	1,167
Education and seminars	363
Gifts	909
Insurance, net of reimbursement of $36,000	(12,851)
Total Expenses	2,675,696
Income Before Taxes	67
Provision for Income Taxes	
Current	-
Net Income	$ 67

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Stockholders' Equity

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2010	2,000	$ 70,000	$ 3,734	$ (9,852)	$ 63,882
Net Income	-	-	-	67	67
Balance, December 31, 2010	2,000	$ 70,000	$ 3,734	$ (9,785)	$ 63,949

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Cash Flows

Year Ended December 31,	**2010**
Cash Flows From Operating Activities	
Net income	$ 67
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	1,396
Increase (decrease) in cash due to changes in	
Accounts receivable	(11,103)
Deposit	(12)
Other assets	16,305
Accounts payable	(1,432)
Commission payable	(6,911)
Net Cash Used In Operating Activities	(1,690)
Cash Flows From Investing Activities	
Purchase of property and equipment	(1,090)
Net Decrease in Cash	(2,780)
Cash, beginning of year	32,232
Cash, end of year - unrestricted	$ 29,452

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

Nature of Operations

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand. At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experience any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Deposit

The Company is required to maintain reserve funds with Mesirow Financial Services, the Company's clearing agent. The required reserve at December 31, 2010 was $25,047.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.

Revenue Recognition

Commission income and advisory fees are recorded as earned with billed but not paid amounts reflected as accounts receivable.

Advertising

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $0 for the year ended December 31, 2010.

Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the Company's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2007 to 2010 remain subject to examination by the taxing authorities.

1. Accounts Receivable and Payable

Accounts receivable from and payable to broker-dealers and clearing organizations consisted of the following:

December 31, 2010	Receivables	Payables
Broker-Dealers	$ 50,661	$ 51,125
Insurance Companies	31,579	30,668
Mutual Fund Companies	10,906	10,109
Real Estate Investors	2,640	2,079
Total	$ 95,786	$ 93,981

2. Insurance Expense

Insurance expense consisted of the following:

December 31,	2010
Errors and Omissions	$ 21,373
Long-Term Disability	1,046
Personal Property	205
Workers Compensation	346
Professional Liability	179
	23,149
Less: Registered Agent Reimbursements	(36,000)
Total	$ (12,851)

2. Related Party Transactions

The Company paid $55,250 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed by the parent and represent charges for administrative services provided to the Company.

The Company sub-leases office space from NorthStar Financial Enterprises on a month-to-month basis with rates ranging from $2,446 to $2,474. Total rent paid to NorthStar Financial Enterprises was $21,422 for the year ended December 31, 2010.

The Company paid commissions to officers totaling $469,687 for the year ended December 31, 2010. As of December 31, 2010, $74,084 has been included in commissions payable related party.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $47,688 which was $41,021 in excess of its required net capital of $6,667.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2010.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

3. Employee Benefit Plan

The Company has established a 401(k) plan which covers substantially all employees. The plan allows for eligible employees to defer a portion of their salary. The Company may at its discretion match the employee's contributions to the plan. The Company did not contribute to the plan year ended December 31, 2010.

4. Taxes on Income

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company may be subjected to an Internal Revenue Service audit for the prior three years ended December 2007 - 2009.

Effective January 1, 2008, the State of Michigan imposed the "Michigan Business Tax" (MBT) which replaced the former "Michigan Single Business Tax". The new tax has both a business income component as well as a modified gross receipts component. Both components of the MBT are considered income taxes under ASC 740. The Company files a unitary Michigan Business Tax Return with NorthStar Financial Enterprises, Inc. and as such, no provision for income taxes has been recorded for the year ended December 31, 2010.

5. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 23, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Supplemental Material

NorthStar Financial Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Schedule I
As of December 31, 2010

Total Ownership Equity				
Common Stock and Paid in Capital			$	73,734
Retained Deficit				(9,785)
				63,949
Deductions - Non Allowable				
Furniture and Equipment, net	$	4,785		
Unsecured Receivable, net		11,476		(16,261)
Net Capital				47,688
Minimum Net Capital				6,667
Excess Net Capital			$	41,021

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc., as of for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 23, 2011